

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 4, 2009

Via Mail and Fax

John Zimmerman
Chief Financial Officer
Tomkins plc
East Putney House, 84 Upper Richmond Road
London SW15 2ST United Kingdom

>   **RE: Tomkins plc**
>   **File Number: 001-13634**
>   **Form 20-F for the Year Ended January 3, 2009**

Dear Mr. Zimmerman:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 20-F for the Year Ended January 3, 2009

Performance measures, page 10

1. We believe that presentation of "adjusted operating profit" on a group (i.e., consolidated) and business group (i.e., for "Industrial & Automotive" and "Building Products") basis in your filing in any context other than the required reconciliation in the notes to the financial statements pursuant to IFRS 8 is presentation of a non-GAAP financial measure. Refer by analogy to question 21 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" ("FAQ"), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm for

further guidance. Accordingly, such a measure is permissible in a filing with the Commission only to the extent it complies with Item 10(e)(1) of Regulation S-K in all respects. In particular, it does not appear that you have disclosed substantive reasons specific to your circumstances that demonstrate the usefulness of "adjusted operating profit" on a group and business group basis to investors in evaluating your operating performance in compliance with Item 10(e)(1)(i)(C) of Regulation S-K. For example, disclose why you believe it is useful for investors to disregard each of the eliminated items in arriving at this non-GAAP measure and how inclusion of these items hinder comparison of your operating performance as stated on page 10. Also, disclose with equal or greater prominence the most directly comparable GAAP financial measure whenever this non-GAAP measure is presented. For example, "adjusted operating profit" and associated margin are reported in the first paragraph under "Results" on page 4 without the comparable GAAP measures. Please revise your presentation accordingly. Alternatively, please discontinue presentation of this non-GAAP measure and associated margin on the basis indicated above.

2. In regard to your presentation of "adjusted earnings per share," please disclose the substantive reasons specific to your circumstances why you believe it is useful for investors to disregard the eliminated items in arriving at this non-GAAP measure, especially given that the eliminated items have been consistently incurred in the periods presented. In particular, explain how this non-GAAP measure is an indicator of the group's ongoing ability to generate earnings and is useful to investors as a basis for assessing the value of your ordinary shares. Refer to questions 8 and 9 of the FAQ referred to above for further guidance. Alternatively, please discontinue presentation of this non-GAAP measure.

3. It is not clear how the non-GAAP measure "cash conversion" is used to asses the performance of each of the group's businesses in converting their operating results into cash flows as stated on page 11 when the measure presented is on a group basis. Please clarify for us and in your disclosure.

4. You state in the third paragraph in the "Cash conversion" section on page 11 that operating cash flow represents "cash flow from operations, the similarly titled GAAP measure." We did not identify the term "cash flow from operations" in your filing. Please advise. Also, characterization of "operating cash flow" in this fashion appears to be inconsistent with the characterization of it in the first sentence of the third paragraph which states that "operating cash flow" represents cash generated from operations less net capital expenditure. Please reconcile these characterizations. Further, note the prohibition in Item 10(e)1(ii)(E) of Regulation S-K in using titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. In this regard, please revise the description of "operating cash flow" to prevent confusion with the similar GAAP measures for operating activities presented in the cash flow statement of "cash generated form operations" and "net cash inflow from operating activities."

Operating and financial review, page 13

5. We note that "adjusted operating profit" is presented as the measure of each segment's performance presented pursuant to IFRS 8. We also note that you present "operating margin" for each segment under "Financial Highlights" on pages 7 and 9. To enable investors to have what we believe to be a more complete understanding of each of your segment's results and relative contribution to your consolidated results, please include comparative tables for the years presented that present all revenues and expenses in arriving at "operating profit" for each segment. This presentation should be accompanied by an appropriate level of analysis, with reconciliation of "operating profit" and "adjusted operating profit" for each segment and computation of each segment's "operating margin." Provide us with a copy of your intended revised disclosure. In regard to the presentation of "operating profit" for each segment, refer by analogy to question 19 of the FAQ referred to above for further guidance.

6. We note that cost of sales is material to your results, but you have not provided an analysis of such. Please expand your disclosure to discuss and analyze cost of sales at the appropriate level of detail directly rather than solely in the context of operating profit and adjusted operating profit. We believe this would best be accomplished by providing a comparative table that quantifies the significant individual subcategories that comprise cost of sales, preferably with columns for dollar and percentage changes, and then discussing and analyzing the material changes in those subcategories. Provide us with your proposed revised disclosure.

Internal controls
Sarbanes-Oxley, page 49

7. Refer to the last paragraph of this section. While there is no requirement to disclose the full definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to, as you have done. Please represent to us and in future filings management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Notes to the financial statements
Note 3. Principal accounting policies
E. Revenue, page 69

8. Please describe the material revenue streams generated by your operations and the circumstances that demonstrate satisfaction of the four revenue recognition criteria indicated for each (i.e., when you actually recognize revenue for each). To the extent applicable, (1) discuss explicit or implicit acceptance conditions, contingencies or other circumstances that affect the timing and amount of revenue recognized; (2) discuss the degree of estimation involved in determining your revenue and the key

factors involved in the estimates; (3) expand your disclosure in regard to the basis for the amount of returns, discounts and rebates that are incurred; and (4) discuss the types of revenue subject to recording as deferred income for which liabilities have been recorded as indicated in note 31 to the financial statements and the factors that determine when such is considered earned.

9. We note references in your filing to services you perform but we did not identify disclosure in regard to revenue for such and associated cost in your accounting policy note pursuant to paragraph 35(b)(ii) of IAS 18 or in compliance with Rule 5-03.1 of Regulation S-X. Please advise.

10. In connection with paragraphs 14(e) and 20(d) of IAS 18, please include your accounting policy in regard to recognition of each significant category of costs associated with cost of sales and services, including the basis of when the costs are recognized and how such are measured reliably.

Note 5. Segment information, page 78

11. We note that "adjusted operating profit" is presented as the measure of each segment's performance presented pursuant to IFRS 8, and that you present such measure for "corporate." Please explain to us how corporate represents a permissible operating segment pursuant to paragraph 5 of IFRS 8. In connection with this, if corporate does not represent an operating segment, presentation of "adjusted operating profit" for such would not be appropriate here or elsewhere in your filing. Accordingly, it would appear that your corporate activities should be presented as a reconciling item in the reconciliation between segment and consolidated amounts pursuant to paragraphs 16 and 28 of IFRS 8. Please advise.

Note 12. Income tax expense, page 85

12. In the table on page 86 that reconciles the amount of tax based on statutory rates and the income tax expense recognized in the period, it appears that amounts for "permanent differences" and "tax losses in the periods not recognized" are material in determining the amount of income tax expense recognized. Accordingly, please expand your disclosure to describe the nature of the significant items comprising each. In regard to "tax losses in the periods not recognized," discuss why such are not recognized, the basis for their recognition and when they are expected to be recognized.

Five-year summary, page 155

13. We note that this summary is intended to satisfy the selected financial data requirements of Item 3.A of Form 20-F. The line item presented for "adjusted operating profit" is not specified by this item and is also not a line item in your consolidated income statement. Therefore, please discontinue presenting this item.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any other questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief